Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company

NOTICE TO STOCKHOLDERS

PAYMENT OF SHARE FRACTIONS
SUBSEQUENT TO THE SHARE BONUS

Further to the Notice published on August 18 2009, ITAÚ UNIBANCO HOLDING S.A., wishes to announce to its stockholders that the share fractions resulting from the 10% share bonus approved at the Extraordinary General Stockholders Meeting of April 24 2009 were grouped into whole numbers and sold on the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange at an auction held on September 29 2009.

At this auction, 38,812 common and 66,909 preferred shares were sold, all book entry and without nominal value, resulting in a net value of R$ 28.04574822 for each common share and R$ 35.08206146 for each preferred share.

These values shall be payable to stockholders on October 6 2009, proportional to the share fractions to which they are entitled as of the baseline date of August 28 2009 as follows:

a)
for those shareholders registered in the Company’s books, the credit amount shall be paid in directly to the account indicated by the stockholder; for the stockholders with non-current registration data, the value shall be held at their disposal by the Company;

b)	for all other stockholders, payment shall be effected directly to BM&FBOVESPA, which shall pass on the values to stockholders enrolled in its registers through the intermediary of its Custody Agents.

São Paulo (SP), September 30 2009. ITAÚ UNIBANCO HOLDING S.A. ALFREDO EGYDIO SETUBAL Investor Relations Officer